Writer's Direct Dial: +44 (0) 207 614 2237

E-Mail: ssperber@cgsh.com

October 29, 2009

BY EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.Â 20549

United States

Re:	Prudential Public Limited Company (“Prudential”) Annual Report on Form 20-F for 2008

Dear Mr. Rosenberg:

We appreciated the opportunity to speak with your colleague Frank Wyman yesterday in connection with the follow-up comment letter dated October 16, 2009 relating to Prudential’s Annual Report on Form 20-F for 2008. As discussed, Prudential requires additional time to prepare its response to these comments. Prudential intends to respond to the comments by November 13, 2009.

 You can reach either me, or my colleague Lisa Gan, at my number above. Please do not hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Mr. Frank Wyman, Securities and Exchange Commission
Mr. Nic Nicandrou, Prudential Public Limited Company
Mr. David C. Martin, Prudential Public Limited Company
Ms. Margaret Coltman, Prudential Public Limited Company
Ms. Lisa Gan, Cleary Gottlieb Steen & Hamilton LLP